SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.

(Name of Subject Company)

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

HG VORA CAPITAL MANAGEMENT, LLC

PARAG VORA

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

Philip M. Garthe

HG Vora Capital Management, LLC

870 Seventh Avenue, Second Floor

New York, NY 10019

(212) 707-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on April 6, 2012 (the “Schedule 14D-9”) and is being filed by the Filing Persons with respect to the Common Stock, par value $0.01 per share, of Great Wolf Resorts, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by K-9 Acquisition, Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, as amended or supplemented from time to time, and in the related Letter of Transmittal, as amended or supplemented from time to time.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 (b) is hereby amended to include the following at the end thereof:

On April 9, 2012, the Offeror amended the Schedule TO to increase the Offer Price from $5.00 per Common Share (the “Original Offer”) to $6.75 per Common Share (the “Current Offer”).

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) – (c) Solicitation/Recommendation; Reasons; Intent to Tender.

Item 4 (a)-(c) is hereby amended and restated as follows:

On April 6, 2012, the Filing Persons delivered a letter to the Board of Directors of the Company (the “April 6th Letter”). The April 6th Letter was filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by the Filing Persons on April 6, 2012, and is attached to the Schedule 14D-9 as Exhibit (a)(2)(A) and is incorporated into the Schedule 14D-9 by reference. As of the time that the Filing Persons delivered the April 6th Letter to the Board of Directors of the Company, the Filing Persons recommended rejection of the Original Offer because it was inadequate based on the Filing Persons’ analysis of the Company’s assets, liabilities, free cash flow profile, opportunities for growth and prospective valuation across a range of scenarios.

Since the time of the Filing Persons’ April 6th Letter, the Original Offer has been increased to $6.75 per Common Share. In addition, we understand from the Company’s filings with the SEC that KSL Capital Partners has submitted an additional unsolicited offer to acquire all outstanding Common Shares for $7.00 per Common Share. The Filing Persons believe that their view that the Original Offer was inadequate has been confirmed by these higher offers. At this time the Filing Persons also recommend rejection of the Current Offer because the best and final offers for the Company may not have yet been made.

The Filing Persons expect that the Company’s Board of Directors will fulfill its fiduciary duties by giving due consideration to the KSL offer and any possible higher offers that the Company may receive. The Filing Persons expect to continue to recommend against accepting any offer until they are satisfied that the Company’s Board of Directors has fully explored all potential offers and other alternatives to achieve the highest possible value for the Company’s stockholders.

At this time, the Filing Persons do not intend to tender their shares into the Current Offer.

ITEM 9.	EXHIBITS.

Item 9 is hereby amended and restated as follows:

Exhibit No.

(a)(2)(A)	Letter to the Board of Directors of Great Wolf Resorts, Inc., dated April 6, 2012.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2012

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

By:	/s/ Parag Vora
Name:	Parag Vora

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